UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-164018

TOYS “R” US PROPERTY COMPANY I, LLC

(Exact name of registrant as specified in its charter)

One Geoffrey Way

Wayne, New Jersey 07470

(973) 617-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10.75% SENIOR NOTES DUE 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

On July 9, 2009, Toys “R” Us Property Company I, LLC (“Propco I”) issued $950 million aggregate principal amount of 10.75% Senior Notes due 2017 (the “Initial Notes”) in a private offering pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). On July 8, 2010, Propco I exchanged all of the Initial Notes for identical notes (the “Exchange Notes”) registered under the Securities Act, pursuant to a Registration Statement on Form S-4 declared effective by the Securities and Exchange Commission. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of Propco I to file reports under Section 15(d) of the Exchange Act was suspended for the fiscal year beginning January 30, 2011, because the Exchange Notes were held of record by less than 300 persons as of that date. Propco I continued to file on a voluntary basis. On August 21, 2013, Propco I redeemed all $950 million aggregate principal amount of its 10.75% Senior Notes due 2017.

Pursuant to the requirements of the Exchange Act, Toys “R” Us Property Company I, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TOYS “R” US PROPERTY COMPANY I, LLC

Date:	August 21, 2013	By:	/s/ F. Clay Creasey, Jr.
			Name:	F. Clay Creasey, Jr.
			Title:	Executive Vice President – Chief Financial Officer